UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

THC Farmaceuticals Inc

Legal status of issuer

Form: Corporation

Jurisdiction of Incorporation/Organization

Colorado (originally incorporated in Utah and converted to Colorado on March 28, 2023)

Date of organization

April 14, 2005

Physical address of issuer

2789 Rio Vista Dr, St. George, UT 84790

Website of issuer

www.cbdg.com

Most Recent and Prior Fiscal Year-End Financial Snapshot

	Most recent fiscal year-end (12/31/2025)	Prior fiscal year-end (12/31/2024)
Total Assets	$2,718,777	$2,740,145
Cash & Cash Equivalents	$0.00	$1,714.00
Accounts Receivable	$0.00	$11,350.00
Short-term Debt	$26,249.00	$26,826.00
Long-term Debt	$115,269.00	$115,269.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	**$(10,396)**	**$(2,476)**

CIK number of intermediary: 0001870874

SEC file number of intermediary: 007-00314

CRD number of intermediary: 316068

Current number of employees: 2

Date of this Form C-AR/A: May 4, 2026

FORM C-AR/A
THC Farmaceuticals Inc

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.cbdg.com. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C-AR/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR/A. The Company does not expect to update or otherwise revise this Form C-AR/A or other materials supplied herewith. The delivery of this Form C-AR/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR/A. This Form C-AR/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR/A and the Exhibits hereto in their entirety.

THC Farmaceuticals Inc (the "Company") is a Colorado corporation originally incorporated in Utah on April 14, 2005 and converted to Colorado on March 28, 2023.

The Company is located at 2789 Rio Vista Dr, St. George, UT 84790. The Company's website is www.cbdg.com.

The information available on or through our website is not a part of this Form C-AR/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR/A.

The Business

THC Farmaceuticals Inc is a clinical stage biotechnology company specializing in the discovery, development and commercialization of novel cannabinoid-based products in dental, ophthalmology and other medical disciplines. We offer the combination of our proprietary developments with the expertise of our clinicians and scientists to unlock the therapeutic properties of cannabis and its bioactive compounds. Our business plan also includes developing a network of advanced vending kiosks offering CBD products to the general public. Our subsidiary HempCIGNET Inc has developed a mini kiosk designed to be placed in cannabis dispensaries that can contain up to 100 packs of Hemp Cigarettes manufactured by Hempacco — an OTC Markets company. HempCigNET designs, manufactures, and markets WiFi-enabled mini vending kiosks, and sells a variety of related software, services, accessories, networking solutions, and third-party digital content and applications.

During fiscal year 2025, the Company entered into an asset purchase agreement to acquire substantially all of the assets of Apothecary Genetics, including intellectual property and related intangible assets. The transaction closed on July 1, 2025, through a newly formed wholly owned subsidiary. See Note 9 to the Consolidated Financial Statements — Subsequent Events.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our HempCIGNET hemp cigarette kiosks network is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include several companies nationwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide spare parts, software and supply for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular hemp product or other related product that can be sold through our kiosk network.

We depend on third-party service providers and outsource providers for a variety of services.

In certain instances, we rely on single or limited service providers and outsourcing manufacturing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations, including product shortages, higher freight costs and re-engineering costs.

As a distributor of micro vending smart kiosks, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner.

Quality management plays an essential role in determining and meeting customer requirements.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is expected to be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Tobias, who has served as Director and Chairman of the Board since January 5, 2019. The loss of David Tobias or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Tobias in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes.

Public health emergencies and other outbreaks could disrupt the Company's operations.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. Disruptive activities could include the temporary closure of facilities, restrictions on the export or shipment of products, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices.

Product safety and quality concerns could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. If products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity.

We must correctly predict, identify and interpret changes in consumer preferences and demand.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations attributable to changes in supply and demand of raw materials, fuel prices and government-sponsored programs. Our ability to pass along higher costs through price increases is dependent upon competitive conditions and pricing methodologies.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death.

Evolving tax, environmental, food quality and safety or other regulations could have a material adverse effect.

Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor.

We operate in a highly regulated environment.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities and from media coverage, whether accurate or not.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through licensed cannabis dispensaries, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers.

A majority of the Company is owned by a small number of owners.

The Company's current owners of 20% or more beneficially own up to 59.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares.

The recent Apothecary Genetics asset acquisition introduces integration and operating risks.

On July 1, 2025, the Company closed an asset purchase agreement to acquire substantially all of the assets of Apothecary Genetics through a newly formed wholly owned subsidiary. The integration of acquired assets may divert management attention and resources, and there can be no assurance that the anticipated benefits of the acquisition will be realized. The transaction includes contingent equity consideration based on future operating performance and ongoing royalty obligations, the ultimate cost of which depends on factors that may be outside the Company's control.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management.

It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities.

BUSINESS

Description of the Business

THC Farmaceuticals Inc is a clinical stage biotechnology company specializing in the discovery, development and commercialization of novel cannabinoid-based products in dental, ophthalmology and other medical disciplines. We offer the combination of our proprietary developments with the expertise of our clinicians and scientists to unlock the therapeutic properties of cannabis and its bioactive compounds. Our business plan also includes developing a network of advanced vending kiosks offering CBD products to the general public. Our subsidiary HempCIGNET Inc has developed a mini kiosk designed to be placed in cannabis dispensaries that can contain up to 100 packs of Hemp Cigarettes manufactured by Hempacco — an OTC Markets company. HempCigNET designs, manufactures, and markets WiFi-enabled mini vending kiosks, and sells a variety of related software, services, accessories, networking solutions, and third-party digital content and applications.

During the year ended December 31, 2025, the Company entered into and closed an asset purchase agreement with Apothecary Genetics. The acquired assets, including intellectual property and related intangible assets, are now held through a newly formed wholly owned subsidiary.

Business Plan

Executive Summary: The purpose of this business plan is to present a comprehensive outline for the launch of a new micro-vending kiosks network in the retail markets, specializing in automated smart kiosks selling hemp cigarettes. Our smart kiosks will be strategically located in high-traffic areas such as legal cannabis dispensaries and other locations where allowed by law. These kiosks will offer customers a convenient, secure, and innovative way to purchase hemp cigarettes.

Market Analysis: There is a growing demand for alternative smoking options such as hemp cigarettes due to the increasing health awareness and environmental consciousness among consumers. The market for hemp cigarettes is expected to grow significantly in the next 5 years, providing an excellent opportunity for our business to capture a share of the market.

Product and Services: Our automated smart kiosks will sell high-quality hemp cigarettes manufactured in the US using natural and eco-friendly materials. The kiosks will be equipped with advanced technology such as touch screens, card readers, and QR code scanners to facilitate smooth transactions.

Marketing Strategy: Our marketing strategy will focus on promoting our brand and product through digital media and influencer marketing. We will also participate in industry events and trade shows to increase brand awareness and reach a larger audience.

Operations: Our operations will be managed by a team of professionals with extensive experience in the retail industry. We will use a cloud-based management system to monitor and control all aspects of the business, including inventory management, sales, and customer support. The Company is committed to bringing the best user experience to its customers through its innovative kiosk hardware, software and services.

Financial Plan: The initial investment for the launch of our business will be $124,000, including costs for leasing and setting up the kiosks, purchasing inventory, and marketing expenses.

Conclusion: We believe that the launch of our automated smart kiosks selling hemp cigarettes will fill a gap in the retail market and provide a unique and innovative solution for customers looking for a convenient and eco-friendly smoking option.

History of the Business

The Company was incorporated in the State of Utah on April 14, 2005. On September 24, 2010, the Company acquired Charta Systems, Inc., a Utah corporation, in a stock exchange reverse acquisition. During the quarter ended December 31, 2014, control of the Company was acquired by Weed Growth Fund, Inc.), a Nevada corporation, later transferred to Weed Growth Fund, Inc., a Colorado corporation. In February 2015, the Company changed its name to THC Farmaceuticals, Inc. On August 22, 2018, the Company acquired a majority ownership of CBDual Biotechnology Corp. The Company converted its domicile to the State of Colorado on March 28, 2023. On July 1, 2025, the Company closed the acquisition of substantially all of the assets of Apothecary Genetics through a newly formed wholly owned subsidiary.

The Company's Products and/or Services

Product / Service	Description	Current Market
Smart micro-vending kiosk	WiFi-enabled hemp cigarettes kiosk designed to be placed in legal cannabis dispensaries. Can fit up to 100 packs of hemp cigarettes or other small items.	We plan to place these smart kiosks in dispensaries, specifically in waiting areas. There are about 8,000 dispensaries in the US. The smokable hemp market is estimated at up to $80 million for 2020, with fivefold growth predicted.

We plan to introduce our HEMPCIGNET smart kiosks to California markets first. We plan to enter into white label product manufacturing agreements and to develop our own brands of hemp-based products suitable to be sold through our kiosks. We are constantly researching and developing new flavors and varieties of our hemp smokables products. We currently offer 10 varieties of our products and are hoping to expand our offerings.

In addition, the Company expects to leverage intellectual property and intangible assets acquired in the July 1, 2025 Apothecary Genetics transaction to expand its product portfolio. See Note 9 to the Consolidated Financial Statements — Subsequent Events.

Competition

There are several providers of hemp and CBD vending kiosks; however, to the best of our knowledge there are no companies offering micro-vending machines that are sleek, modern and require little space. The markets for the Company's hemp smokables products and services are highly competitive. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Although most products essential to the Company's business are generally available from multiple US-based manufacturers, a number of products are obtained from single or limited sources. Our micro-vending kiosks are ADA-compliant, WiFi-enabled, and have an electronic touchscreen display and a cashless card reader. Custom graphics will be available for qualified customers. We will also offer extended warranty options.

Our customers are legal cannabis dispensaries, for our hemp smokables line of products. Our micro-vending kiosks can be placed indoors in convenience stores, pharmacies, hotels, and office buildings for non-smokable products. We do not have customers yet.

Intellectual Property

The Company holds intangible assets including patents, formulations, intellectual property and goodwill. As of December 31, 2025, intangible assets totaled $1,640,709 (see Note 4 to the Consolidated Financial Statements). The Company also acquired additional intellectual property and related intangible assets in connection with the Apothecary Genetics asset acquisition that closed on July 1, 2025; that transaction occurred subsequent to the balance sheet date and is described in Note 9.

Governmental/Regulatory Approval and Compliance

FDA's Center for Tobacco Products was created in 2009, and since 2016, FDA has regulated all tobacco products, including e-cigarettes, hookah tobacco, and cigars. We are subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation with respect to health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2789 Rio Vista Dr, St. George, UT 84790. The Company conducts business nationwide. Because this Form C-AR/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: David Tobias

Positions and offices: Director, Chairman of the Board (since 01/05/2019)

Principal occupation and employment responsibilities (last 3 years): Responsible for strategic planning, mergers and acquisitions, share repurchase programs, declaring dividends and nominating future board members.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name: Mark Grossman — VP of Manufacturing (effective January 1, 2019)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to applicable law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

Employee	Description	Effective Date	Termination Date
Mark Grossman	Officer, VP of Manufacturing	January 1, 2019	—

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	18,131,600
Voting Rights	Each share represents one vote
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply.
Percentage ownership of the Company by the holders of such Securities	0.0%

Type of security	Preferred Stock
Amount outstanding	1,500,000
Voting Rights	Each share represents one vote
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares are restricted from transfer for a period of time under applicable federal securities laws and the rules of the SEC, after which certain state restrictions may apply.
Percentage ownership of the Company by the holders of such Securities	0.0%

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	CBDUAL BIOTECHNOLOGY CORP.
Amount outstanding	$141,518.00
Interest rate and payment schedule	Payable on demand. No interest.

Amortization schedule	N/A
Describe any collateral or security	Unsecured
Maturity date	On demand

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Below the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own:

Name	Percentage Owned Prior to Offering
Weed Growth Fund, Inc., a Colorado corporation (David Tobias)	58%
David Tobias	15.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company did not generate revenues during the year ended December 31, 2025. Operating expenses for fiscal 2025 were $6,089, compared with $4,952 in fiscal 2024. The Company recognized bad debt expense of $14,702 during fiscal 2025 related to other current receivables and short-term loans deemed uncollectible. The consolidated net loss for fiscal 2025 was $(20,791), with $(10,396) attributable to THC Farmaceuticals, Inc. and $(10,396) attributable to non-controlling interest, compared with a consolidated net loss of $(4,952) in fiscal 2024.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on developing the HempCigNET kiosk network and integrating the assets acquired from Apothecary Genetics in July 2025.

Liquidity and Capital Resources

As of December 31, 2025, the Company had no cash on hand, compared with $1,714 as of December 31, 2024. Total current liabilities were $26,249 as of December 31, 2025, compared with $26,826 as of December 31, 2024. The Company will require additional capital to execute its business plan and depends on continued support from its shareholders and other qualified investors. The Company does not have any committed sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future, other than amounts that may be required in connection with the integration of assets acquired in the July 1, 2025 Apothecary Genetics transaction.

Material Changes and Other Information

On June 25, 2025, the Company entered into an asset purchase agreement to acquire substantially all of the assets of Apothecary Genetics, including intellectual property and related intangible assets. The transaction closed on July 1, 2025, through a newly formed wholly owned subsidiary. Pursuant to the agreement, the Company authorized and issued equity interests in the subsidiary and authorized the issuance of additional equity consideration payable at a later date, as well as contingent equity consideration based on future operating performance, and ongoing royalty obligations. The Company also authorized the issuance of restricted shares of its common stock in connection with the transaction. See Note 9 to the Consolidated Financial Statements.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

The Company has a Service Agreement with Wasatch ATM ("Wasatch"), a Utah limited liability company owned and managed by a Company stockholder. The agreement provided for Wasatch to provide all maintenance, repair and service work along with distribution of vault cash, at a rate of $1,500 per month. This agreement is no longer valid due to the statutes of limitations and lack of enforcement thereof; however, the Company still owns the ATM subsidiary and any remaining ATM machines that may be recovered from service locations.

The Company has a $115,269 operational loan outstanding from CBDUAL Biotechnology Corp., a related party. The loan is unsecured, payable on demand, and bears no interest.

Conflicts of Interest

The Company's directors and officers may from time to time have other business interests. The Company has adopted policies designed to identify and address potential conflicts of interest as they arise.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any disqualifying events that would render it ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act.

CERTIFICATION

I, David Tobias, being the founder of THC Farmaceuticals Inc, a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2025, and the related statements of operations (deficit), stockholders' equity and cash flows for the year ended December 31, 2025, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2025, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ David Tobias

(Signature)

David Tobias

Director, Chairman of the Board

Date: May 4, 2026

EXHIBIT A — FINANCIAL STATEMENTS

THC FARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEET
UNAUDITED

ASSETS	December 31, 2025	December 31, 2024
Current Assets		
Cash and Cash Equivalents	$ -	$ 1,714
Short-Term Loans	$ -	$ 3,352
Other Current Receivables	$ -	$ 11,350
Total Current Assets	**$ -**	**$ 16,416**
Other Assets		
Property, Plant, and Equipment	$ 6,555	$ 11,507
Investments	$ 1,071,513	$ 1,071,513
Long-Term Notes	$ -	$ -
Intangible Assets	$ 1,640,709	$ 1,640,709
Security Deposit	$ -	$ -
Total Other Assets	**$ 2,718,777**	**$ 2,723,729**
Total Assets	**$ 2,718,777**	**$ 2,740,145**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities		
Current Liabilities		
Credit Cards	$ -	$ -
Accrued Interest Payable	$ -	$ 577
Other Current Liabilities	$ 26,249	$ 26,249
Total Current Liabilities	**$ 26,249**	**$ 26,826**
Long-Term Liabilities		

Operational Loans	$ 115,269	$ 115,269
Notes Payable	$ -	$ -
Total Long-Term Liabilities	**$ 115,269**	**$ 115,269**
Total Liabilities	**$ 141,518**	**$ 142,095**
Stockholders' Equity (Deficit)		
Accumulated and Comprehensive Income	$ -	$ -
Preferred Stock; $0.0001 par value; 90,000,000 shares authorized; 1,500,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024	$ 1,500	$ 1,500
Common Stock; $0.0001 par value; 2,000,000,000 shares authorized; 18,131,600 shares issued and outstanding as of December 31, 2025 and December 31, 2024	$ 18,131	$ 18,131
Paid-In Capital	$ 3,983,792	$ 3,983,792
Retained Earnings (Deficit)	$ (1,451,292)	$ (1,448,816)
Non-Controlling Interest	$ (609,477)	$ (599,081)
Shares to be Issued	$ 645,000	$ 645,000
Net Income (Loss)	$ (10,396)	$ (2,476)
Total Stockholders' Equity (Deficit)	**$ 2,577,259**	**$ 2,598,050**
Total Liabilities and Stockholders' Equity (Deficit)	**$ 2,718,777**	**$ 2,740,145**

THC FARMACEUTICALS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

UNAUDITED

For Year Ended

	December 31, 2025	December 31, 2024
Revenues	$ -	$ -
Cost of Goods Sold	$ -	$ -
Gross Profit	**$ -**	**$ -**
Operating Expenses	$ 6,089	$ 4,952
Income (Loss) From Operations	**$ (6,089)**	**$ (4,952)**
Other Income (Expenses)		
Bad Debt	$ (14,702)	$ -
Gain on Non-payment	$ -	$ -
Total Other Income (Expenses)	**$ (14,702)**	**$ -**
Net Income (Loss) Before Income Taxes	**$ (20,791)**	**$ (4,952)**
Income Tax Expense	$ -	$ -
Net Income (Loss) prior to non-controlling interest	**$ (20,791)**	**$ (4,952)**
Portion Attributable to non-controlling interest	$ 10,396	$ 2,476
Net Income (Loss) Attributable to THC Farmaceuticals, Inc.	**$ (10,396)**	**$ (2,476)**
Net Income (Loss) - Basic and Diluted	$ (0.0001)	$ (0.0001)
Weighted Average Common Shares Outstanding	18,131,600	18,131,600

THC FARMACEUTICALS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED

For the Year Ended

	December 31, 2025	December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (10,396)	$ (2,476)
Changes in Operating Activities		
Depreciation	$ 4,952	$ 4,952
Bad Debt	$ 14,702	$ -
Accrued Expenses	$ (577)	$ -
Net Cash Provided By (Used In) Operating Activities	**$ 8,681**	**$ 2,476**
CASH FLOWS FROM INVESTING ACTIVITIES		
Investments	$ -	$ -
Net Cash Used From Investing Activities	**$ -**	**$ -**
CASH FLOWS FROM FINANCING ACTIVITIES		
Non-Controlling Interest	$ (10,396)	$ (2,476)
Net Cash Used From Financing Activities	**$ (10,396)**	**$ (2,476)**
Net Increase (Decrease) In Cash	**$ (1,714)**	**$ -**
Cash at Beginning of Period	$ 1,714	$ 1,714
Cash at End of Period	**$ -**	**$ 1,714**

THC FARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

UNAUDITED

	Pref. Shares	Pref. $	Common Shares	Common $	APIC	AOCI	Shares to be Issued	NCI	Accum Defici
Balance - Dec 31, 2023	1,500,000	$1,500	18,131,600	$18,131	$3,983,792	$ -	$645,000	$(596,605)	$(1,448,816
Net Income (Loss)	-	-	-	-	-	-	-	$(2,476)	$(2,476
Balance - Dec 31, 2024	**1,500,000**	**$1,500**	**18,131,600**	**$18,131**	**$3,983,792**	**$ -**	**$645,000**	**$(599,081)**	**$(1,451,292**
Net Income (Loss)	-	-	-	-	-	-	-	$(10,396)	$(10,396
Balance - Dec 31, 2025	**1,500,000**	**$1,500**	**18,131,600**	**$18,131**	**$3,983,792**	**$ -**	**$645,000**	**$(609,477)**	**$(1,461,688**

Note: The Accumulated Deficit balance of $(1,461,688) as of December 31, 2025 in the Statement of Changes in Stockholders' Equity reflects the cumulative deficit attributable to THC Farmaceuticals, Inc. through fiscal 2025. The Balance Sheet presents Retained Earnings (Deficit) and Net Income (Loss) for the year as separate line items, which together equal the cumulative deficit shown in this statement.

THC FARMACEUTICALS, INC.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

THC Farmaceuticals, Inc. (the "Company") was incorporated in the State of Utah on April 14, 2005, originally under the name City Media, Inc. On September 24, 2010, the Company acquired Charta Systems, Inc., a Utah corporation, in a stock exchange reverse acquisition. The acquisition was accounted for as a reverse merger and Charta is the accounting acquirer. Accordingly, the historical financial information included in the financial statements is that of Charta. During the quarter ended December 31, 2014, control of the Company was acquired by Weed Growth Fund, Inc., a Nevada corporation, later transferred to Weed Growth Fund, Inc., a Colorado corporation. In February 2015, the Company changed its name to THC Farmaceuticals, Inc.

On August 22, 2018, the Company acquired a majority ownership of CBDual Biotechnology Corp. — a clinical stage biotechnology company specializing in the discovery, development and commercialization of novel cannabinoid-based products in dental, ophthalmology and other medical disciplines.

The Company's subsidiary, Charta, owns, maintains, and places automated teller machines ("ATMs") at high traffic consumer locations in Salt Lake City, Utah and surrounding cities.

With the organization of its subsidiary and the acquisition of certain assets, the Company has expanded its business to include the research and development of technologies to facilitate the legal production and sale of hemp, medical marijuana and/or legal recreational cannabis.

The Company converted its domicile to the State of Colorado on March 28, 2023.

On July 1, 2025, the Company closed an asset purchase agreement to acquire substantially all of the assets of Apothecary Genetics through a newly formed wholly owned subsidiary. See Note 9 — Subsequent Events.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions made in estimated useful lives of property and equipment, assumptions inherent in a purchase price allocation, accruals for potential liabilities, certain assumptions used in deriving the fair value of derivative liabilities, share-based compensation, and beneficial conversion feature of notes payable, and realization of deferred tax assets.

Stock-Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option and warrant grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board whereas the value of the award is measured on the date of grant and recognized over the vesting period. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock-based compensation charge is recorded in the period of the measurement date. The fair value of the Company's common stock option and warrant grants is estimated using the Black-Scholes option pricing model.

Fair Value of Financial Instruments

The Company follows paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments and paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 (quoted prices in active markets for identical assets/liabilities), Level 2 (observable inputs other than Level 1), and Level 3 (unobservable inputs). The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts receivable, prepaid expense, accounts payable and accrued payables, advances from related parties and notes payable, approximate their fair values because of the short maturity of these instruments.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology, trademarks and trade names, useful lives, and discount rates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

All of the Company's accounts receivable balance is related to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. During fiscal 2025, the Company recognized bad debt expense of $14,702 to write off short-term loans receivable of $3,352 and other current receivables of $11,350 that were determined to be uncollectible. As of December 31, 2025, accounts receivable and short-term loans receivable balances were $0.

Net Income (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes and stock issuable upon the exercise of stock options and warrants, have been excluded from the diluted loss per share calculation because their effect is anti-dilutive. The weighted average common shares outstanding for the years ended December 31, 2025 and December 31, 2024 was 18,131,600.

Segments

The Company determined its reporting units in accordance with ASC 280, "Segment Reporting" ("ASC 280"). Management has determined that the Company has one consolidated operating segment. The Company's reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources.

Principles of Consolidation

The consolidated financial statements of the Company include those of the Company and its subsidiary for the periods in which the subsidiary was owned/held by the Company. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements. Non-controlling interest in the Company's majority-owned subsidiary, CBDual Biotechnology Corp., is presented separately in the consolidated balance sheet and statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations. The primary nature of the Company's equipment is ATMs. The ATMs are depreciated utilizing a straight-line method. The useful life of each machine is approximately twelve years. Depreciation expense for the years ended December 31, 2025 and December 31, 2024 was $4,952. As of December 31, 2025, net property, plant and equipment was $6,555, compared with $11,507 as of December 31, 2024.

Intangibles

The Company uses assumptions in establishing the carrying value, fair value and estimated lives of the Company's long-lived assets and goodwill. The criteria used for these evaluations include management's estimate of the assets' continuing ability to generate positive income from operations and positive cash flow in future periods compared to the carrying value of the asset, the strategic significance of any identifiable intangible asset in its business objectives, as well as the market capitalization of the Company. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. As of December 31, 2025, total intangible assets were $1,640,709, unchanged from December 31, 2024. No impairment was recognized during the year ended December 31, 2025.

Income Taxes

Income taxes are accounted for in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. Currently the Company has not valued any net operating loss carryforward because of the expectation that it will not be used.

Research and Development Expenses

Costs related to research and development are charged to research and development expense as incurred. The Company did not incur material research and development expenses during the years ended December 31, 2025 and December 31, 2024.

Revenue Recognition

The Company accounts for revenues in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. The Company did not generate any revenues during the years ended December 31, 2025 and December 31, 2024.

Recently Issued Accounting Pronouncements

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statement presentation or disclosures.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of December 31, 2025, the Company had no cash on hand, an accumulated deficit, recurring net losses, and negative working capital. The Company is dependent upon raising additional capital and without realization of such it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty. As of the date of these statements, management has organized a subsidiary and acquired certain assets to expand its business into the research, development and production of legalized hemp, medical marijuana and/or legal recreational marijuana products. Management plans to continue to seek funding from its shareholders and other qualified investors to pursue its business plan.

NOTE 4. INTANGIBLE ASSETS AND ACQUISITIONS

On January 5, 2015, the Company entered into an agreement with the Las Vegas Cannabis Info Center (LVCIC) wherein the Company acquired a thirty percent (30%) interest in LVCIC in exchange for 25,000 common shares and a cash payment of $25,000.

On March 10, 2015, the Company filed US Patent No. 14-638,939 related to digital currency wallets and specifically to wallets that securely hold multiple currencies. No value has been recorded for this asset.

On March 12, 2015, the Company acquired an eighty percent (80%) interest in US Patent Application No. 14/564,672 and PCT Application No. PCT/US15/18820, for $8,532. The patents relate to methods of producing antibody-rich cannabis and honeysuckle plants.

On September 7, 2018, the Company issued 1,500,000 shares of common stock to acquire a 50.1% equity interest of CBDual Biotechnology Corp.

On January 15, 2022, the Company acquired all the assets and revenues of CBDUAL Biotechnology Corp. (excluding 1,500,000 shares that were issued to acquire CBDUAL Biotechnology Corp.) in exchange for CBDG's 50.1% ownership in CBDUAL.

A summary of Intangible Assets as of December 31, 2025 and December 31, 2024 is as follows:

Intangible Assets	December 31, 2025	December 31, 2024
Patent	$8,532	$8,532
Formulations	$225,000	$225,000
Intellectual Property	$400,000	$400,000
Goodwill	$1,007,177	$1,007,177
Total Intangible Assets	**$1,640,709**	**$1,640,709**

Intangible assets acquired in connection with the July 1, 2025 Apothecary Genetics asset purchase are not reflected in the December 31, 2025 balance sheet because the transaction closed subsequent to the balance sheet date. See Note 9.

NOTE 5. INVESTMENT IN AFFILIATE

In November 2019, the Company entered into an agreement with HempCigNet, Inc., a Colorado corporation. HempCigNet, Inc. ("HCN") was incorporated for the purpose of this agreement and to enter the Cannabis L (HEMP) and/or Cannabis Sativa and/or Cannabis Indica cigarette vending business for placement in licensed dispensaries. The Company agreed to purchase, pursuant to Section 1244 of the Internal Revenue Code of 1986, as amended, 25,000,000 shares of common stock of HCN for 1,000,000 common stock shares of the Company. As of December 31, 2025, the shares have not been issued.

On October 12, 2022, the loan to Weed Growth Fund, Inc., a Nevada corporation was converted into 500,000 common shares of then stock symbol WEDG and was reclassified from a loan receivable to an investment. As of December 31, 2025 and December 31, 2024, total investments were $1,071,513.

NOTE 6. RELATED PARTY TRANSACTIONS

Service Agreement: The Company has a Service Agreement with Wasatch ATM ("Wasatch"), a Utah limited liability company owned and managed by a Company stockholder. The agreement provides for Wasatch to provide all maintenance, repair and service work along with distribution of vault cash. The agreement provided for a rate of $1,500 per month. This agreement is no longer valid due to the statutes of limitations and lack of enforcement thereof; however, the Company still owns the ATM subsidiary and any remaining ATM machines that may be recovered from service locations.

Operational Loan: As of December 31, 2025 and December 31, 2024, the Company owed CBDUAL Biotechnology Corp., a related party, $115,269 under an unsecured operational loan. The loan is payable on demand and bears no interest.

Other Current Liabilities: As of December 31, 2025 and December 31, 2024, the Company had $26,249 in other current liabilities, which include amounts owed to related parties for prior period services and advances.

NOTE 7. STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 90,000,000 preferred shares at a par value of $0.0001 per share. As of December 31, 2025, the Company had 1,500,000 preferred stock shares issued and outstanding. During the year ended December 31, 2025, the Company did not issue any new preferred stock shares.

Common Stock

The Company is authorized to issue 2,000,000,000 common shares at a par value of $0.0001 per share. As of December 31, 2025, the Company had a total of 18,131,600 shares of common stock issued and outstanding. During the year ended December 31, 2025, the Company did not issue any new common stock shares.

Historical issuances include the following:

• On November 11, 2014, the Company issued 3,003,600 common shares in return for all Company debts estimated to be $100,000. Because of the limited activity in the public market, the shares were valued at $0.30 per share, resulting in the Company recording an $801,080 extraordinary loss.

• On January 5, 2015, the Company issued 25,000 common shares and $25,000 to purchase assets valued at $50,000, accounted for using the equity method.

• On January 5, 2015, the Company issued 3,000,000 common shares to a related party to acquire assets valued at $1,000,000.

• On January 8, 2015, the Company issued 15,000 common shares for consulting services valued at $15,000.

• On August 20, 2015, the Company issued 180,000 common shares for consulting services valued at $36,000.

• In September 2018, the Company issued 1,500,000 shares for acquiring 50.1% of CBDual Biotechnology Corp.

• On July 21, 2021, the Company issued 1,500,000 shares of common stock to CBDS for acquiring 49% of GK Manufacturing.

Shares to be Issued

As of December 31, 2025 and December 31, 2024, the Company had $645,000 in shares to be issued, representing equity instruments authorized but not yet issued. The Company also authorized the issuance of additional restricted common shares in connection with the July 1, 2025 Apothecary Genetics asset acquisition; the delivery and registration of certain equity instruments by the Company's transfer agent had not occurred as of the date the financial statements were issued. See Note 9.

NOTE 8. SUBSIDIARY AGREEMENTS

On September 11, 2015, the Company and its subsidiary Terpene Research Labs, Ltd. ("TRL") entered into a development and marketing agreement with Cannabis Sativa, Inc., a Nevada corporation ("CBDS"). Provisions of the agreement include:

(a) The development of terpene-based products from CBDS's patent pending strain of Cannabis known as CTA;

(b) CBDG will pay CBDS a thirty-five percent (35%) royalty on all gross revenue received from licensing such terpene products;

(c) CBDS shall retain the right to sell products developed by TRL under its "HI" brand and will pay TRL a five percent (5%) royalty on such sales;

(d) CBDS shall pay CBDG a thirty-five percent (35%) royalty on gross revenue received from CBDS's licensing TRL products to third parties; and

(e) CBDG shall have all rights to CTA products developed by TRL for distribution outside North America.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 after the balance sheet date through the date the financial statements were issued.

Apothecary Genetics Asset Acquisition

On June 25, 2025, the Company entered into an asset purchase agreement to acquire substantially all of the assets of Apothecary Genetics, including intellectual property and related intangible assets. The transaction closed on July 1, 2025, through a newly formed wholly owned subsidiary.

Pursuant to the agreement, the Company authorized and issued equity interests in the subsidiary and authorized the issuance of additional equity consideration payable at a later date, as well as contingent equity consideration based on future operating performance, and ongoing royalty obligations. The delivery and registration of certain equity instruments by the Company's transfer agent had not occurred as of the date the financial statements were issued. The Company has also authorized the issuance of restricted shares of its common stock in connection with the transaction.

The acquisition is not expected to have a material impact on the Company's historical financial statements. The transaction did not exist as of the balance sheet date and, accordingly, has not been reflected in the accompanying financial statements. The Company is in the process of evaluating the accounting treatment and purchase price allocation for the acquisition, including the identification and measurement of acquired intangible assets, the allocation of consideration among contingent and non-contingent components, and the appropriate accounting for ongoing royalty obligations.

Other Subsequent Events

Other than as described above, management is not aware of any other subsequent events that would require recognition or disclosure in the accompanying financial statements.